Exhibit (l)(2)

August 4, 2015

TriplePoint Venture Growth BDC Corp.

2755 Sand Hill Road, Suite 150

Menlo Park, California 94025

Ladies and Gentlemen:

We have acted as counsel to TriplePoint Venture Growth BDC Corp., a Maryland corporation (the “Company”), in connection with the registration statement on Form N-2 (File No. 333-204933) (the “Registration Statement”) previously declared effective by the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”). We are furnishing this letter to you in connection with the offer and sale by the Company of up to $57,500,000 in aggregate principal amount of 6.75% Notes due 2020 (the “Notes”) (which includes $7,500,000 aggregate principal amount subject to the underwriters’ option to purchase additional Notes), pursuant to the Underwriting Agreement, dated July 30, 2015 (the “Underwriting Agreement”), by and among the Company, TPVG Advisers LLC, TPVG Administrator LLC and Keefe, Bruyette & Woods, Inc. and Deutsche Bank Securities Inc. as representatives of the several underwriters named in Exhibit A therein, and an Indenture, dated as of July 30, 2015, as supplemented by a First Supplemental Indenture, dated as of August 4, 2015 (collectively, the “Indenture”), by and between the Company and U.S. Bank National Association, as trustee (the “Trustee”).

In rendering the opinion expressed below, we have examined and relied upon originals or copies, certified or otherwise identified to our satisfaction, of the Registration Statement, the Indenture, the Notes and certain resolutions of the board of directors of the Company (the “Board of Directors”) and of a pricing committee of the Board of Directors (the “Pricing Committee”), relating to the transactions contemplated by the Underwriting Agreement and other related matters. As to factual matters relevant to the opinion set forth below, we have relied upon certificates of officers of the Company and public officials and representations and warranties of the parties set forth in the Underwriting Agreement.

Based on the foregoing, and such other examination of law as we have deemed necessary, we are of the opinion that when the Notes are duly executed and delivered by duly authorized officers of the Company and duly authenticated by the Trustee, all in accordance with the provisions of the Indenture, and delivered to the purchasers thereof against payment of the agreed consideration therefor, the Notes will constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their terms.

The opinion set forth in this letter relates only to the laws of the States of New York and Maryland and we express no opinion as to the laws of another jurisdiction and we assume no responsibility for the applicability or effect of the law of any other jurisdiction.

We consent to the filing of this opinion as Exhibit (l)(2) to the Registration Statement and to the reference to us under the caption “Legal Matters” in the Registration Statement. In giving this consent, we do not concede that we are within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission thereunder.

This letter is given solely for your benefit and may not be relied upon by any other person for any purpose without our prior written consent in each instance.

Very truly yours,

/s/ Clifford Chance US LLP

Clifford Chance US LLP